09056007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 65811

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UCB Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17700 Castleton Street, Suite 438
(No. and Street)

City of Industry (City) CA (State) 91748 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Lee 626-810-0570 x 208
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr, Pilger & Mayer LLP
(Name – *if individual, state last, first, middle name*)

600 California Street, Suite 1300, San Francisco, CA 94108
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Hsioh-Tsuei Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UCB Investment Services, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and Chief Executive Officer

Title

Notary Public

ANITA Y. LEE
COMM. #1798990
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires May. 24, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UCB INVESTMENT SERVICES, INC.

CONTENTS

BPM
BURR PILGER MAYER
Building your future

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders of
UCB Investment Securities, Inc.:

We have audited the accompanying statements of financial condition of UCB Investment Securities, Inc. (the Company) as of December 31, 2008 and 2007, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UCB Investment Securities, Inc. at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1, management of the Company decided to cease operations in 2009.

Burr, Pilger + Mayer, LLP

Burr, Pilger & Mayer LLP
San Francisco, California
February 27, 2009

BURR, PILGER & MAYER LLP
600 CALIFORNIA STREET, SUITE 1300, SAN FRANCISCO, CA 94108 TEL (415) 421-5757 FAX (415) 288 6288

UCB INVESTMENT SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2008 and 2007

ASSETS	2008	2007
Cash	$ 373,536	$ 505,441
Receivable from brokers, dealers and clearing organization	83,700	318,357
Deposits with clearing organization and others	210,298	210,298
Prepaid expenses	18,155	18,213
Fixed assets and software, net of accumulated depreciation	19,387	12,889
Income tax receivable from parent	575,528	-
Total assets	$ 1,280,604	$ 1,065,198

LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 199,691	$ 318,241
Accrued severance costs	73,419	-
Payable to parent	9,835	54,407
Income taxes payable to parent	-	4,567
	282,945	377,215
Commitments and contingencies.		
Shareholders equity:		
Common stock, no par value, 100,000 shares authorized, issued, issued and outstanding	-	-
Paid-in capital	2,400,000	1,250,000
Retained deficit	(1,402,341)	(562,017)
Total shareholder's equity	997,659	687,983
Total liabilities and shareholder's equity	$ 1,280,604	$ 1,065,198

The accompanying notes are an integral part of these financial statements.

UCB INVESTMENT SERVICES, INC.

STATEMENTS OF OPERATIONS

for the years ended December 31, 2008 and 2007

	2008	2007
Revenues:		
Commissions	$ 1,732,189	$ 3,845,357
Other fees	835	51,244
Gain on fixed assets	1,010	-
Total revenues	1,734,034	3,896,601
Expenses:		
Employee compensation, benefits, and hiring expenses	2,255,020	2,987,375
Rent	194,567	192,754
Clearing fees	145,552	129,918
Professional services	97,296	43,295
Travel and entertainment	51,444	64,574
Services provided by Parent	78,250	80,831
Regulatory fees	6,270	9,000
Communications	33,447	35,972
Office supplies	12,905	16,359
Education and training	13,195	20,571
Courier, postage and freight	23,608	18,954
Depreciation and amortization	6,217	10,230
Insurance	1,582	1,582
Advertising	18,244	20,158
Other expenses	216,857	
Total expenses	3,154,454	3,631,573
Net (loss) income before income tax (provision) benefit	(1,420,420)	265,028
Income tax (provision) benefit	580,096	(70,709)
Net (loss) income	$ (840,324)	$ 194,319

The accompanying notes are an integral
part of these financial statements.

UCB Investment Services, Inc.
Statements of Changes in Shareholder's Equity
for the years ended December 31, 2008 and 2007

	Common Shares	Amount	Paid-in Capital	Retained Deficit	Total
Balances, December 31, 2006	100,000	-	$ 1,250,000	$ (648,938)	$ 601,062
Net income	-	-	-	86,921	86,921
Balances, December 31, 2007	100,000	-	1,250,000	(562,017)	687,983
Net loss	-	-	-	(840,324)	(840,324)
Capital contributions from Parent	-	-	1,150,000	-	1,150,000
Balances, December 31, 2008	100,000	-	$ 2,400,000	$ (1,402,341)	$ 997,659

The accompanying notes are an integral part of these financial statements.

UCB INVESTMENT SERVICES, INC.
STATEMENTS OF CASH FLOWS
for the years ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:	$ (840,324)	$ 86,921
Net income (loss)		
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	6,217	10,230
Gain on sale of fixed assets	(1,010)	
Net changes in operating assets and liabilities:		
Decrease (increase) in receivable from brokers, dealers and clearing organization	234,657	(109,710)
(Increase) in deposits with clearing organizations and others	-	(50,000)
Decrease (increase) in prepaid expenses	58	(18,213)
(Increase) decrease in income tax receivable from Parent	(575,528)	66,143
(Decrease) increase in accounts payable and accrued expenses	(118,551)	50,515
(Decrease) increase in payable to Parent	(44,572)	13,216
(Decrease) increase in income tax payable to Parent	(4,567)	-
Increase (decrease) in accrued severance costs	73,419	-
Net cash (used in) provided by operating activities	(1,270,201)	49,102
Cash flows from investing activities:		
Purchase of premises and other equipment	(12,714)	(4,210)
Purchase of software	-	(8,300)
Proceeds from sale of fixed assets	1,010	-
Net cash used in investing activities	(11,704)	(12,510)
Cash flows from financing activities–capital contribution from Parent	1,150,000	-
Net cash from financing activities	1,150,000	-
Net (decrease) increase in cash	(131,905)	36,592
Cash, beginning of year	505,441	468,849
Cash, end of year	$ 373,536	$ 505,441
Supplemental disclosures of cash flow information–cash paid during the year for interest and income taxes	-	-

The accompanying notes are an integral part of these financial statements.

1. Organization

Nature of Business

UCB Investment Services, Inc. (the Company or UCBIS), a wholly-owned subsidiary of United Commercial Bank (the Parent), is a registered broker-dealer with the United States Securities and Exchange Commission (the SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD), the Municipal Securities Regulatory Board, and the Securities Investor Protection Corporation. The Company primarily engages in the offer and sale of variable life and annuity products, mutual funds and certain equity securities through its registered representatives (the Representatives). Representatives are located within the Parent's branches in Northern and Southern California.

Parent Company Financial Support

The Company is dependent upon the Parent for capital contributions to fund its operations and ensure its capital adequacy. A decision was made in 2008 to cease operations and outsource to an approved third party marketer. The third party marketer will provide brokerage clearing, asset advisory, insurance, and annuity processing. The Company will be transferring all the sales, operations, and compliance operations to the third party marketer. The projected conversion date and end of operations is expected to occur in the first half of 2009. The Company also plans to deactivate its broker-dealer license in 2009.

2. Summary of Significant Accounting Policies

Basis of Accounting

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimated results.

Cash

Cash consists of cash in banks and held on deposit by the Parent.

Investments

Effective January 1, 2008, the Company determines the fair values of its financial instruments based on the fair value hierarchy delineated in Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements* (SFAS 157), which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company did not have any investments as of December 31, 2008.

SFAS 157 describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices for identical financial assets or liabilities in active markets.

Continued

2. **Summary of Significant Accounting Policies**, continued

Investments, continued

Level 2: Quoted prices for similar financial assets or liabilities in active markets; quoted prices for identical or similar financial assets or liabilities in markets that are not active; and valuations derived by models in which the significant inputs and significant value drivers are observable in active markets.

Level 3: Valuations derived by models in which one or more significant inputs or significant value drivers are unobservable. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the financial asset or liability.

Fixed Assets and Software

Equipment and software are carried at cost, less accumulated depreciation and amortization. Provision for depreciation and amortization is determined on a straight-line basis over the estimated useful lives of the assets, which are three years for both equipment and software.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Commissions related to the sale of insurance-related products are recorded on the date of policy issuance.

Income Taxes

The Company is included in the consolidated federal and combined state returns with the Parent. Federal and state income taxes are calculated as if the Company filed on a separate return basis. Pursuant to the Company's tax-sharing arrangement with the Parent, the Company is entitled to the benefit of net operating losses utilized in the consolidated income tax returns. The amount of current tax payable calculated will be remitted to the Parent. The amount of current or deferred taxes payable is recognized as of the date of the financial statements, based upon currently enacted tax laws and rates. Deferred tax expense or benefit is recognized in the financial statements for the changes in the deferred tax asset/liability between the respective years. Temporary differences are primarily the result of differences in depreciation expense between book and tax.

Fair Value of Financial Instruments

Financial instruments included in the financial statements are carried at fair value or at carrying amounts that approximate fair value given the short duration of the instruments.

Continued

3. Receivable From Brokers, Dealers and Clearing Organization

Amounts receivable from broker-dealers and clearing organizations consist of fees and commissions in the amount of $83,700 and $318,357 at December 31, 2008 and 2007, respectively.

The Company clears customer transactions through another broker-dealer on a fully disclosed basis and has deposited $200,000 in an escrow deposit account for the clearing of these transactions. Such amount is included in deposits with clearing organization and others.

As an introducing broker, the Company may incur off-balance sheet risk if customer's contractual obligations are not fulfilled, such as deficits arising from introduced accounts.

4. Fixed Assets and Software

The components of fixed assets and software, as of December 31, 2008 and 2007, were as follows:

	2008	2007
Fixed assets	$ 19,136	$ 29,188
Software	51,058	51,058
	70,194	80,246
Accumulated depreciation and amortization	(50,807)	(67,357)
Total	$ 19,387	$ 12,889

Depreciation and amortization expense for the years ended December 31, 2008 and 2007, was $6,217 and $10,230, respectively.

5. Severance Cost Payable

The Company accrued $73,419 as severance costs related to the decision to cease operations of the Company (see Note 1).

6. Commitments and Contingencies

For 2009 after the expected end of operations, any residual noncancelable operating leases and service contracts will be absorbed by the Parent.

The Company has entered into two operating leases with the Parent for space in certain facilities. The leases, which were to expire at the end of five years, contain renewal options, and one has an escalation clause. Rental expense under both leases totaled $123,877 2008 and 2007, respectively, and is included in rent expense in the accompanying statements of operations.

Continued

6. **Commitments and Contingencies**, continued

Total expense for the service contracts was $3,320 for the years ended December 31, 2008 and 2007, respectively.

The Company has agreed to indemnify its clearing broker-dealer for credit and margin account losses that the clearing broker-dealer may sustain from the customer accounts introduced by the Company. Currently, the Company does not engage in credit and margin account transactions.

The Company clears all of its securities transactions through an independent clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. In the event that customers fail to satisfy their obligations, the Company will be required to purchase or sell the associated financial instruments at prevailing market prices to fulfill the customers' obligations. The Company has not incurred any losses as a result of such commitment.

7. **Shareholder's Equity**

The Parent is the sole holder of the 100,000 shares of issued, no par, common stock.

8. **Related Party Transactions**

The Company has entered into an intercompany service agreement with the Parent under which the Parent provides support services to the Company, which includes internal information technology, marketing, human resources, finance and accounting, and legal. The costs of these services are paid for by the Parent and allocated to the Company. Expensed under this agreement for the years ended December 31, 2008 and 2007 was $78,250 and $80,831, respectively.

The Company also has a Networking Agreement and Lease with the Parent. Under this agreement, the Company is charged rent by the Parent for utilization of office space in selected branches by representatives of the Company. For each of the years ended December 31, 2008 and 2007 $70,560 was expensed in both years under this agreement and is included in rent expense in the accompanying statements of operations.

At December 31, 2008 $173,105 was on deposit with the Parent. The amount maintained by the Parent does not exceed the existing federal deposit insurance limits.

Continued

9. Income Taxes

Total income tax provision (benefit) for the years ended December 31, 2008 and 2007 is as follows:

	2008	2007
Current tax (benefit) provision:		
Federal	$ (498,813)	$ 60,732
State	(81,283)	9,977
Total	$ (580,096)	$ 70,709

A reconciliation from the statutory income tax rate to the Company's effective income tax rate for the years ended December 31, 2008 and 2007, is shown as follows:

	2008	2007
Statutory federal tax rate	35.00%	35.00%
State tax rate, net of federal benefit	5.75%	5.75%
Other	0.09%	4.11%
Effective income tax rate	40.84%	44.86%

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $295,740, which was $276,788 in excess of its required net capital of $18,952. At December 31, 2008, the Company's net capital ratio was 0.96 to 1.

Supplementary Information

UCB INVESTMENT SERVICES, INC.
COMPUTATION OF NET CAPITAL
December 31, 2008 and 2007

	2008	2007
Net capital		
Shareholder's equity (from the statement of financial condition)	$ 997,659	$ 687,983
Deductions and/or charges—nonallowable assets:		
Fixed assets and software	19,386	12,889
Deposits and other assets	682,533	526,021
Total nonallowable assets	701,919	538,910
Net capital	$ 295,740	$ 149,073
Aggregate indebtedness	$ 284,276	$ 377,215
Computation of net capital requirement:		
Net capital requirements (6 2/3% of aggregate indebtedness)	$ 18,952	$ 25,148
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital requirement [greater of (A) or (B)]	$ 18,952	$ 25,148
Excess net capital (net capital, less net capital requirement)	$ 276,788	$ 123,925
Ratio of aggregate indebtedness to net capital	0.96	2.53

(1) In accordance with NASD Notice to Members 05-3 8, the Company is obligated to deduct from the net capital computation any deficits arising from introduced accounts.

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17-A-5. Part II-A filing as of

UCB INVESTMENT SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

The Company claims exemption from the Securities and Exchange Commission (SEC) Rule 15c3-3 under subparagraph (k)(2)(ii).

ADDITIONAL REPORT

BPM
BURR PILGER MAYER
Building your future

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED UNDER RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
UCB Investment Services, Inc.:

In planning and performing our audits of the financial statements of UCB Investment Services, Inc. (the Company), for the years ended December 31, 2008 and 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency*[2] is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Member of The Leading Edge Alliance

BURR, PILGER & MAYER LLP
600 CALIFORNIA STREET, SUITE 1300, SAN FRANCISCO CA 94108 TEL (415) 421-5757 FAX (415) 288-6288

To the Board of Directors
UCB Investment Services, Inc.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Burr, Pilger + Mayer

Burr, Pilger & Mayer LLP
San Francisco, California
February 27, 2009

BPM

BURR PILGER MAYER

Building your future

BPMLLP.COM

UCB INVESTMENT SERVICES, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

for the years ended December 31, 2008 and 2007